

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2013

<u>Via E-mail</u>
Michael H. Lee
Chairman, President and Chief Executive Officer
Tower Group, Inc.
120 Broadway, 31st Floor
New York, NY 10271

      Re: **Tower Group, Inc.**
               Preliminary Proxy Statement on Schedule 14A
               Filed August 31, 2012
               File No. 000-50990

Dear Mr. Lee:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Jeffrey P. Riedler

                                Jeffrey Riedler
                                Assistant Director

cc: <u>Via E-mail</u>
       John M. Schwolsky
       Willkie Farr & Gallagher LLP